[hi/fn inc. Letterhead]

January 23, 2007

Via EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso
Tom Jones

Re:	hi/fn, inc. (CIK: 0001065246)
Post-Effective Amendment No. 1 to Form S-3 on Form S-1
Filed January 5, 2007
File No. 333-113346
Accession No. 0001065246-07-000007

Dear Messrs. Mancuso and Jones:

This letter is hereby submitted to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent filing submission error made by hi/fn, inc. (the “Company”). On January 5, 2007, the Company filed Post-Effective Amendment No. 1 to Form S-3 on Form S-1 with the SEC using the incorrect EDGAR submission type, “S-3/A” (i.e., Pre-Effective Amendment), when it intended to use “POS AM” (i.e., Post-Effective Amendment). On January 23, 2007, the Company filed Post-Effective Amendment No. 2 to Form S-3 on Form S-1 using the correct EDGAR submission type.

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Company hereby requests a withdrawal of the amendment on Form S-3/A filed on January 5, 2007.

Please direct any comments or questions regarding these filings to the undersigned at (408) 399-3500.

Sincerely,

hi/fn, inc

/s/ William R. Walker
William R. Walker
Chief Financial Officer

cc: Steven E. Bochner, Esq.